UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Central Puerto: 1Q2023

Buenos Aires, May 15 - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the First Quarter 2023 (“First Quarter” or “1Q2023), ended on March 31, 2023.

A conference call to discuss the results of the First Quarter 2023 will be held on May 15, 2023, at 11 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of and for the quarter ended on March 31, 2023, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods informed for comparative purposes. Growth comparisons refer to the same period of the prior year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on March 31, 2023, are not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on March 31, 2023, and the notes thereto, which will be available on the Company’s website.

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A.1Q2023 Highlights

Resolution 826/2022

On December 12th, 2022, through Resolution 826/2022 the Secretariat of Energy authorizes generators a tariff increases of 25% in February 2023 and 28% in August 2023 to Spot Energy.

Resolution 59/2023

On February 7th, 2023, through Resolution 59/2023 the Secretariat of Energy authorizes generators that have combined cycle units to adhere to the Agreement on Availability of Power and Improvement of Efficiency with the aim of encouraging the necessary investments of Major and Minor Maintenance of the machines. Through this agreement, the adhering generators undertake to achieve, at least, 85% availability of average monthly power in exchange for a new power and generation price.

In the case of Power, an amount of 2,000 USD/Mw-month is established plus the sum in pesos corresponding to 85% and 65% of the power value established in Resolution 826/22 for the periods of spring/autumn and summer/winter respectively. Additionally, the price for generated energy is set at 3.5 USD/MWh in the case of using gas and at 6.1 USD/MWh for alternative fuel (diesel).

The adherence to the Agreement by the Company, together with the improvements set by Resolution 826/22 represents a significant increase in the income of the thermal units, the effects of which will be fully verified in the 2023 period.

Proener S.A.U acquires Enel Generación Costanera S.A.

On February 17th, 2023, Proener acquired from Enel Argentina S.A. 75.68% of the capital and voting stock of Enel Generación Costanera S.A. (“Central Costanera”). The transaction price amounts US$ 48.0 million.

By taking possession of Central Costanera, Central Puerto reinforces its growth in Argentina consolidating as market leader in the generation sector.

The value of Central Costanera represents a unique opportunity as a strategic asset. The growth potential of this acquisition is based on the operational and corporate synergies, experienced management, and knowledge in technical and operational field. We believe that it is necessary to increase the power availability of the Costanera machines to strengthen and cover the demand at the national level.

All of this means that the acquisition cost does not accurately reflect the enormous growth potential of Central Costanera.

Central Costanera is in the City of Buenos Aires, reaching almost 6% participation in the total installed capacity of SADI and generates energy demanded by 3.5 million homes throughout the country. Currently, the Costanera plant is made up of six turbo-steam units, with an installed capacity of 1,131 MW of power, and two Combined Cycle units of 1,133 MW.

Proener S.A.U acquires EVASA group.

On May 3, 2023, Proener S.A.U., acquired 100% of the capital stock and votes of Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A, consisting of 88,063 hectares geographically located in the center of the province of Corrientes, of which approximately 26,000 hectares are planted with pine out of a total of approximately 36,000 plantable hectares.

The Company is focus on increase its environmental performance and contributing to global decarbonization objectives.

3

B. Market Overview

The table below sets forth key market data for 1Q2023, compared to 4Q2022 and 1Q2022.

	1Q2023	4Q2022	1Q2022	Variation %
Installed capacity (MW; EoP1)	43,278	42,927	42,871	1%
Thermal (MW)	25,533	25,275	25,274	1%
Hydro (MW)	10,834	10,834	10,834	0%
Nuclear (MW)	1,755	1,755	1,755	0%
Renewable (MW)	5,156	5,062	5,008	3%
Installed capacity (%)	100%	100%	100%	N/A
Thermal	59%	59%	59%	0 p.p.
Hydro	25%	25%	25%	0 p.p.
Nuclear	4%	4%	4%	0 p.p.
Renewable	12%	12%	12%	0 p.p.
Energy Generation (GWh)	38,627	35,084	35,719	8%
Thermal (GWh)	23,416	19,037	23,271	1%
Hydro (GWh)	8,602	10,324	4,954	74%
Nuclear (GWh)	1,889	496	2,622	(28%)
Renewable (GWh)	4,720	5,227	4,872	(3%)
Energy Generation (%)	100%	100%	100%	N/A
Thermal	61%	54%	65%	(5 p.p.)
Hydro	22%	29%	14%	8 p.p.
Nuclear	5%	1%	7%	(2 p.p.)
Renewable	12%	15%	14%	(1 p.p.)
Energy Demand (GWh)	39,490	34,564	34,513	14%
Residential	19,435	15,448	15,556	25%
Commercial	10,648	9,742	9,909	7%
Great Demand Industrial/Commercial	9,406	9,373	9,048	4%
Energy Demand (%)	100%	100%	100%	N/A
Residential	49%	45%	45%	4 p.p.
Commercial	27%	28%	29%	(2 p.p.)
Great Demand Industrial/Commercial	24%	27%	26%	(2 p.p.)
Source: CAMMESA; company data. [1] EoP refers to “End of Period”.

4

Installed Capacity: In 1Q2023, the installed capacity reached 43,278 MW, compared to 42,871 MW in 1Q2022, resulting in 1% increase. The installed capacity from thermal´s sources increased 1% from 25,274 MW in 1Q2022 to 25,533 MW in 1Q2023, while renewable´s capacity increased 3% to 5,156 MW in 1Q2023 compared to 5,008 MW in 1Q2022. There were no new hydro projects or nuclear in this period.

Between 1Q2023 and 1Q2022, the variation in installed capacity was 407 MW, increasing the capacity of the system. Regarding thermal sources, the increase of 260 MW is related with combine cycle Ensenada Barragan Site. Regarding renewable sources,  147 MW were added to the system, in which the main sources were solar (99 MW) and wind (36 MW).

As of 1Q2023, the installed capacity is divided in 59% thermal, 25% hydro, 4% nuclear and 12% renewable (maintaining the same percentage as in 1Q2022).

Generation: In 1Q2023, energy generation increased 8% to 38,627 GWh, compared to 35,719 GWh in 1Q2022, mainly due to: (i) an 1% increase in thermal generation, (ii) a 74% increase in hydro generation, which was partially offset by: (i) a 28% decrease in nuclear generation (ii) a 3% decrease in renewable generation.

The increase in thermal generation was mainly due to higher dispatch, the average system availability was 73% in 1Q2023, compared to 76% of 1Q2022. The increase in hydro generation is mainly related with the increase in the inflow of the Paraná River. In contrast, in the case of generation from nuclear sources, the decrease is related with a severe technical failure in Atucha II. Regarding renewable energies, the decrease in generation was related to lesser wind resource.

During 1Q2023, the main sources of energy generation continued to be thermal and hydro, with a share of 61% and 22%, respectively. Renewables reached 12%, -1 p.p. (percentage point) less than 1Q2022 while Nuclear decreased -2 p.p. (percentage points) from 7% in 1Q2022 to 5% in 1Q2023. Thermal generation decreased -5 p.p. (percentage points) compared to the same quarter in 2022, as for hydro generation it increased 8 p.p. (percentage points) compared to 2022.

Demand: In 1Q2023, energy demand increased 14% to 39,490 GWh, compared to 34,513 GWh in 1Q2022, in which residential demand grew 25%, commercial 7%, and large industrial/commercial demand a 4%.

The increase in energy demand for both the residential and commercial segments is due to the rise in temperatures and the arrival of summer, there were historically higher temperatures specially at the end of the quarter.

As of 1Q2023 and in terms of demand structure, 49% is represented by residential users, 27% by commercial activity and the remaining 24% is related to great demand industrial/commercial.

5

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics for 1Q2023, compared to 4Q2022 and 1Q2022:

Key Metrics	1Q2023	4Q2022	1Q2022	Variation %
Continuing Operations
Energy Generation (GWh)	5,137	4,687	4,585	12%
-Electric Energy Generation -Thermal	3,917	2,867	3,403	15%
-Electric Energy Generation - Hydro	847	1,389	782	8%
-Electric Energy Generation - Wind	374	431	400	(7%)
Installed capacity (MW; EoP1)	7,114	4,809	4,809	48%
-Installed capacity -Thermal (MW)	5,300	2,995	2,995	77%
-Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%
-Installed capacity - Wind (MW)	374	374	374	0%
Availability - Thermal[2]	73%	86%	84%	(11 p.p.)
Steam production (thousand Tons)	435,055	345,173	460,735	(6%)

Source: CAMMESA; company data.

1 EoP refers to “End of Period”.

2Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

3Considers Central Costanera generation from February 17,2023.

In the 1Q2023, energy generation increased 12% to 5,137 GWh, compared to 4,585 GWh in the 1Q2022. The increase in the energy generated by Central Puerto was due to:

(i)	A 15% increase in energy generation from thermal units mainly from the acquisition of Central Costanera partially offset by lower generation on Puerto site.

(ii)	An 8% increase in energy generation from the hydro plant Piedra del Águila due to higher inflow of Limay and Collón Curá rivers.

partially	offset by:

(i)	A 7% decrease in energy generation from renewable units due to lesser wind resource.

During 1Q2023, availability for thermal units was 73%1, compared to 84% in the same period of 2022, due to lower generation due to technical failures of Puerto site steam turbines. As a reference, the market average availability for thermal units for the same period was 73%, according to data from CAMMESA. Availability during March 2023 including Central Costanera was 66%

Steam production decreased 6%, totaling 435,055 tons produced during 1Q2023, compared to 460,735 tons during the 1Q2022 due to lower demand of our client Terminal 6 S.A.

2 Includes Central Costanera FONI trade receivables.

6

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	1Q2023	4Q2022	1Q2022	Var % (1Q/1Q)
	Unaudited¹	Unaudited¹	Unaudited¹
Revenues	27,944	26,065	35,054	(20%)
Costs of sales	(16,958)	(15,317)	(15,510)	9%
Gross profit	10,986	10,748	19,544	(44%)
Administrative and selling expenses	(2,360)	(2,536)	(2,030)	16%
Operating income before other operating results	8,626	8,212	17,514	(51%)
Other operating results, net	15,265	(5,179)	8,908	71%
Operating income	23,891	3,033	26,422	(10%)
Depreciation and Amortization	5,956	5,345	5,757	3%
Adjusted EBITDA	29,847	8,378	32,179	(7%)
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables2	9,388	10,763	5,904	59%
• Fair value variation of biological assets	3,954	-	-	n.a.
• Impairment on property, plant, and equipment	-	(17,695)	-	n.a.
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	16,505	15,310	26,276	(37%)

See “Disclaimer-Adjusted EBITDA” below for further information.

7

Adjusted EBITDA Reconciliation

Million Ps.	1Q2023	4Q2022	1Q2022	Var % (1Q/1Q)
	Unaudited¹	Unaudited¹	Unaudited¹
Consolidated Net income for the period	129	2,878	9,779	(99%)
Loss on net monetary position	13,721	10,100	6,443	113%
Financial expenses	14,710	16,466	9,615	53%
Financial income	(6,791)	(10,190)	(3,510)	93%
Share Loss of an associate	736	301	404	82%
Income tax expenses	1,385	(1,702)	3,691	(62%)
Depreciation and amortization	5,956	5,345	5,757	3%
Gain from bargain purchases	-	(14,820)	-	n.a.
Adjusted EBITDA	29,847	8,378	32,179	(7%)
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	9,388	10,763	5,904	56%
• Fair value variation of biological assets	3,954	-	-	n.a.
• Impairment on property, plant, and equipment	-	(17,695)	-	n.a.
Adjusted EBITDA excluding FX difference and interests related to FONI trade receivables and Impairment on property, plant, and equipment	16,505	15,310	26,276	(37%)

Key Macroeconomic Figures

	1Q2023	4Q2022	1Q2022	Var % (1Q/1Q)
Depreciation	20%	18%	4%	409%
Inflation	17%	22%	10%	70%

8

1Q2023 Results Analysis

Revenues decreased to Ps. 27.9 billion in the 1Q2023, as compared to Ps. 35.1 billion in the 1Q2022. This 20% decrease represents Ps. 7.1 billon was mainly due to:

(i)

a 36% decrease in Sales under contracts, which amounted to Ps. 11.7 billion during the 1Q2023, as compared to Ps. 18.4 billion in the 1Q2022, it was impacted by the ending of Brigadier Lopez TG PPA contract in August 2022 and negatively impacted by a higher inflation´s adjustment over the peso´s depreciation in the period. Is worth to mention that the impact related to the ending of Brigadier Lopez TG PPA contract will be recovered with the new PPA contract for the Brigadier Lopez steam turbine when we finish the closing of the combined cycle by the end of 2024.

(ii)

a 7% decrease in Spot/Energía Base Sales (Revenues from Resolution 826/22 SE) which totaled Ps. 13.3 billion in the 1Q2023 as compared to 14.3 billion in the 1Q2022, negatively impacted by a higher inflation´s adjustment over the tariffs increase in the period and due to lower generation mainly for technical failures of Puerto site steam turbines of Ps 2.8 billon, partially offset by Central Costanera revenues of Ps. 1.8 billon.

(iii)	a 23% decrease in the Steam Sales, which totaled Ps. 1.3 billion in the 1Q2023, compared to Ps. 1.7 billion in the 1Q2022.

(iv)	Forestry segment that totaled Ps. 1.0 billion in revenues during 1Q2023.

Operating income before other operating results, was. 8.6 billion, compared to Ps. 17.5 billion in the 1Q2022. This 51% decrease was due to:

(i)	the above-mentioned drop in revenues.

(ii)

16% increase in administrative and selling expenses that totaled Ps. 2.4 billion in the 1Q2023, as compared to Ps. 2.0 billion in the 1Q2022,for CPSA the deviation is mainly driven by Ps. 0. 17 billion increases in third party services. Ps. 0. 11 billion from Central Costanera and Ps. 0.05 billion are coming from Forestry segment.

(iii)

9% increase in costs of sales that totaled Ps 17.0 billion in Q1-23, compared to Ps. 15.5 billion in the 1Q2022. The deviation is mainly explained by including Central Costanera for Ps. 1.3 billon and Forestry Segment Ps. 0.6 billon, partially offset by a reduction in CPSA of Ps. 0.6 billon primarily driven by lower third party services and insurance costs in the 1Q2023.

Adjusted EBITDA was Ps. 29.8  billion in the 1Q2023, compared to Ps. 32.2 billion in the 1Q2022. This decrease was mainly due to:

(i)	the above-mentioned variations,

(ii)	3% increase in depreciations and amortizations that totaled Ps. 6.0 billion during the 1Q2023, as compared to Ps. 5.8 billion during the 1Q2022.

9

partially offset by:

(iii)

a Ps. 6.4 billion increase mainly explained by i) foreign exchange difference on operating assets, mainly related to FONI trade receivables, that generated a positive variation of Ps. 3.4 billion during the 1Q2023, Ps. 9.4 billon in Q1-23 compared to Ps. 5.9 billion during the 1Q2022 due to a higher depreciation of the Argentine peso during the quarter, ii) an increase in Ps 4.0 billon due to a fair value recognition in biological assets from Forestry segment, iii) a Ps. 1.0 billon decrease in other income results due to an insurance recovery in Q1-22.

As a result, Adjusted EBITDA excluding FX difference, interests related to FONI trade receivables and biological assets fair value recognition was Ps. 16.5 billion in the 1Q2023, compared to Ps. 26.3 billion in 1Q2022. Q1-23 adjusted EBITDA include Ps. 0.8 billon from Central Costanera (since March-23) and Ps. 0.4 billon from Forestry segment.

Consolidated Net Income was Ps. 0.1 billion and Net Income for shareholder was Ps. 0.1 billion or Ps. 0.10 per share or Ps. 1.00 per ADR, in the 1Q2023, compared to a Consolidated Net Income of Ps. 9.8 billion and Net Income for shareholder of Ps. 9.8 billion, respectively, or Ps. 6.50 per share or Ps. 65.02 per ADR, in the 1Q2022. In addition to the above-mentioned factors, net income was negatively impacted by:

(I)	an increase of Ps. 7.3 billon in net monetary position loss which amounted 13.7 billion during the 1Q2023 due to a higher inflation compared to a Ps. 6.4 billion loss in the 1Q2022.

(ii)	An increase in share of the loss of associates of Ps. 0.3 billon in Q1-23 amounted Ps. 0.7 billon. in Q1-23 compared to Ps. 0.4 billon in Q1-22.

(iii)

an increase in financial expenses which amounted to Ps. 14.7 billion during the 1Q2023, compared to Ps. 9.6 billion in the 1Q2022 mainly due to an increase in foreign exchange difference due to a higher depreciation of the Argentine peso during the quarter, partially offset by an increase in financial income that amounted to Ps. 6.8 billion in the 1Q2023, compared to financial income Ps. 3.5 billion in the 1Q2022, mainly due to higher financial assets results in 1Q2023.

(iv)	An increase in depreciation and amortization of Ps. 0.2 billon in Q1-23.

and positively impacted by:

(i)	Lower income tax that amounted to Ps. 1.4 billion loss in the 1Q2023, compared to Ps. 3.7 billion loss in the 1Q2022.

(ii)	An increase of Ps. 3.5 billon on Foreign Exchange Difference and interests related to FONI trade receivables.

(iii)	Fair value recognition of Forestry segment biological assets that amounted Ps. 4.0 billon.

FONI collections totaled Ps. 3.9 billion in the 1Q2023, including VAT, associated to the FONI trade receivables for Vuelta de Obligado Plant, compared to Ps. 4.0 billion of 1Q2022. Representing a total of Ps. 3.9 billion in which Ps. 0.5 billion corresponds to Central Costanera. The amounts are being collected on time and according to the signed contract.

10

Financial Situation

As of March 31, 2023, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 10.9 billion, and Other Current Financial Assets of Ps. 42.8 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.		As of March 31, 2023
Cash and cash equivalents (stand-alone)		149
Other current financial assets (stand-alone)		20,384
Financial Debt (stand-alone)		(33,144)
Composed of:
Financial Debt (current) (stand-alone)	(27,621)
Financial Debt (non-current) (stand-alone)	(5,523)
Subtotal Central Puerto stand-alone Net Cash Position		(12,611)
Cash and cash equivalents of subsidiaries		10,791
Other current financial assets of subsidiaries		22,406
Financial Debt of subsidiaries		(53,590)
Composed of:
Financial Debt of subsidiaries (current)	(11,849)
Financial Debt of subsidiaries (non-current)	(41,746)
Subtotal Subsidiaries Net Cash Position		(20,394)
Consolidated Net Debt Position		(33,005)

11

Cash Flows of the 3M 2022

Million Ps.	3M 2023
ended on March 31, 2023
Cash and Cash equivalents at the beginning	11,253
Net cash flows provided by operating activities	5,605
Net cash flows used in investing activities	(6,384)
Net cash flows provided by financing activities	1,094
Exchange difference and other financial results	917
Results due to exposure to the change in the purchasing power of the currency generated by cash and cash equivalents	(1,544)
Cash and Cash equivalents at the end	10,940

Net cash provided by operating activities was Ps. 5.6  billion during 3M2023. This cash flow arises from (i) Ps. 1.5 billion gain from the pre-tax income obtained during the 3M2023, (ii) Adjustments to reconcile profit for the year before income tax with net cash flows of Ps. 10.5 billon gain, (iii) Ps. 2.7  billion gain in collection of interests from clients, including the ones from FONI, (iv) insurance recoveries Ps. 0.1 billion, partially offset by (v) Ps. 2.1 billion loss in variations in Other Non-Financial Assets, Inventories and biological assets (vi) Ps. 5.7 billion loss in variation in Trade Accounts Payable, Other Accounts Payable, Other Non-Financial Liabilities and Employee Benefit Liabilities, (vii) income tax paid of Ps. 1.4 billion.

Net cash used in investing activities was Ps. 6.4  billion in 3M2023. This amount was mainly due to (i) Ps. 7.3 billion from Central Costanera acquisition, (ii) Ps. 1.4 billion on Investments in Capex, partially offset by (iii) Ps. 2.3 billon gain in sale of financial assets.

Net cash used in financing activities was Ps. 1.1 billion in the 3M2023. This amount was mainly the result of (i) short term financing representing Ps. 5.6 , partially offset by (ii) Ps. 0.8  billion of dividends paid, (iii) Ps. 1.4 billion in debt service amortizations of existing loans mainly related to expansion projects, (iv) Ps. 2.3 billon in interest in financial expenses mainly related to those loans.

12

E. Tables

a. Consolidated Statement of Income

	1Q 2023	1Q 2022
	Unaudited, subject to limited review according to rule ISRE 2410¹	Unaudited, subject to limited review according to rule ISRE 2410¹
	Thousand Ps.	Thousand Ps.

Revenues	27,943,667	35,054,014
Cost of sales	(16,957,874)	(15,510,159)
Gross income	10,985,793	19,543,855

Administrative and selling expenses	(2,359,931)	(2,029,788)
Other operating income	15,283,569	8,925,615
Other operating expenses	(18,365)	(17,498)
Operating income	23,891,066	26,422,184

Loss on net monetary position	(13,720,708)	(6,442,987)
Finance income	6,790,822	3,509,967
Finance expenses	(14,710,339)	(9,614,950)
Share of the loss of associates	(736,296)	(403,859)
Income before income tax	1,514,545	13,470,355
Income tax for the period	(1,385,119)	(3,691,393)
Net income for the period	129,426	9,778,962
Attributable to:
-Equity holders of the parent	148,960	9,785,967
-Non-controlling interests	(19,534)	(7,005)
	129,426	9,778,962

Earnings per share:
Basic and diluted (Ps.)	0.10	6.50

13

b. Consolidated Statement of Financial Position

	As of March 31, 2023	As of December 31, 2022
	Unaudited, subject to limited review according to rule ISRE 2410¹	Unaudited, subject to limited review according to rule ISRE 2410¹
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	245,369,885	240,926,293
Intangible assets	8,787,116	9,464,889
Biological Assets	18,560,145	14,971,561
Investment in associates	14,063,873	14,800,172
Inventories	2,990,391	2,663,656
Other non-financial assets	245,547	299,313
Trade and other receivables	49,134,406	51,515,827
Other financial assets	1,101,552	1,419,896
Deferred tax asset	1,155,035	1,017,287
	341,407,950	337,078,894
Current assets
Biological Assets	1,023,983	3,588,991
Inventories	11,799,739	7,693,881
Other non-financial assets	3,987,482	1,085,699
Trade and other receivables	64,678,571	53,430,784
Other financial assets	42,789,634	50,817,865
Cash and cash equivalents	10,940,350	11,252,660
	135,219,759	127,869,880
Total assets	476,627,709	464,948,774

Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	95,604,223	95,604,223
Legal reserve	14,970,602	14,970,602
Voluntary reserve	189,903,616	189,903,616
Other equity accounts	(7,072,013)	(7,072,013)
Retained earnings	23,141,564	22,992,604
Equity attributable to shareholders of the parent	318,062,014	317,913,054
Non-controlling interests	3,423,964	241,040
Total Equity	321,485,978	318,154,094

Non-current liabilities
Other non-financial liabilities	8,777,035	9,217,905
Other loans and borrowings	47,268,988	55,072,861
Compensation and employee benefits liabilities	1,653,760	907,487
Provisions	59,373	72,276
Deferred income tax liabilities	28,553,364	29,785,841
	86,312,520	95,056,370
Current liabilities
Trade and other payables	10,077,739	9,138,047
Other non-financial liabilities	7,906,446	10,678,422
Other loans and borrowings	39,465,795	22,138,276
Compensation and employee benefits liabilities	4,317,271	3,922,696
Income tax payable	6,858,989	5,804,731
Provisions	202,972	56,138
	68,829,211	51,738,310
Total liabilities	155,141,731	146,794,680
Total equity and liabilities	476,627,709	464,948,774

14

c. Consolidated Statement of Cash Flow

	3M2023	3M2022
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps	Thousand Ps
Operating activities
Income for the period before income tax	1,514,545	13,470,354

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant, and equipment	5,278,079	4,368,861
Amortization of intangible assets	677,773	1,388,444
Income from sale of property, plant and equipment and inventory	(1,701)	-
Discount of trade and other receivables and payables, net	1,854	(89,102)
Interest earned from customers	(2,477,712)	(1,585,602)
Financial income	(6,790,822)	(3,509,967)
Financial expenses	14,710,339	9,614,950
Share loss of associates	736,296	403,859
Movements in provisions and long-term employee benefit plan expenses	287,023	106,108
Fair value variation of biological assets	(3,953,638)	-
Foreign exchange difference for trade receivables	(8,780,214)	(5,641,748)
Loss on net monetary position	10,827,452	3,978,258

Working capital adjustments:
Decrease/Increase in trade and other receivables	1,100,989	(6,152,386)
Increase/Decrease in other non-financial assets and inventories and Biological Assets	(2,143,771)	2,234,332
Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(5,719,921)	(2,491,402)
Interest Received from Customers	1,686,631	1,338,851
Income tax paid	(1,394,568)	(790,536)
Insurance Recovery	46,127	-
Net cash flows provided by operating activities	5,604,761	16,643,275

Investing activities
Acquisition of property, plant, and equipment and inventory	(1,345,632)	(396,685)
Sale of other financial assets, net	2,294,349	(11,784,162)
Acquisition of subsidiaries, net of the cash acquired	(7,332,859)	-
Net cash flows used in investing activities	(6,384,142)	(12,180,847)

Financing activities
Banks and investment accounts overdrafts received, net	5,613,213	33,568
Loans paid	(1,401,709)	(2,350,938)
Interests and other loan costs paid	(2,270,792)	(2,060,545)
Dividends paid	(846,852)	-
Net cash flows provided in financing activities	1,093,860	(4,377,915)

Increase in cash and cash equivalents	314,479	84,513
Exchange difference and other financial results	916,889	160,230
Monetary results effect on cash and cash equivalents	(1,543,678)	(269,712)
Cash and cash equivalents as of January 1, 2023	11,252,660	668,052
Cash and cash equivalents as of March 31, 2023	10,940,350	643,083

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F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s First Quarter 2023 results on May 15, 2023, at 11 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, and Enrique Terraneo, Chief Financial Officer. To access the conference call, please dial:

Participants (Toll Free): +1- 888-506-0062

International Participants: +1-973-528-0011

Participant Access Code: 503773

Event Link: https://www.webcaster4.com/Webcast/Page/2629/48240

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

 You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

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Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•	“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana (“DGCU”), Distribuidora de Gas del Centro (“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•	“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista (the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

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Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Support website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.govwww.sec.gov).

Adjusted EBITDA

In this release, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit/ of associates, minus depreciation, and amortization, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 15, 2023	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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